SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 19, 2007

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated April 19, 2007: Nokia reports Q1 2007 net sales of EUR 9.9 billion and EPS of EUR 0.25

PRESS RELEASE

April 19, 2007

Nokia reports Q1 2007 net sales of EUR 9.9 billion and EPS of EUR 0.25

Profitability strong for the quarter — driven by a sequential increase in gross margin

	NOKIA IN THE FIRST QUARTER 2007
EUR million	Q1/2007*	Q1/2006**	Change %
Net sales	9 856	9 507	4
Mobile Phones	5 583	5 869	-5
Multimedia	2 252	1 758	28
Enterprise Solutions	326	186	75
Networks	1 697	1 699	0
Operating profit	1 272	1 367	-7
Mobile Phones	936	1 085	-14
Multimedia	424	323	31
Enterprise Solutions	-38	-66
Networks	78	149	-48
Common Group Expenses	-128	-124
Operating margin (%)	12.9	14.4
Mobile Phones (%)	16.8	18.5
Multimedia (%)	18.8	18.4
Enterprise Solutions (%)	-11.7	-35.5
Networks (%)	4.6	8.8
Net profit	979	1 048	-7
EPS, EUR
Basic	0.25	0.25
Diluted	0.25	0.25

*Q1 2007 special items:

•  EUR 32 million restructuring charges (EUR 17 million impacting Enterprise Solutions operating loss, EUR 10 million impacting Mobile Phones operating profit, EUR 3 million impacting Multimedia operating profit, and EUR 2 million included in Common Group Expenses).

•  EUR 25 million charge related to restructuring of a subsidiary company (impacting Mobile Phones operating profit)

•  EUR 12 million charge for Nokia Siemens Networks related incremental costs expensed during the first quarter (impacting Networks operating profit).

•  Excluding the net impact of these special items, diluted EPS was EUR 0.26.

**Q1 2006 special items:

•  EUR 14 million initial restructuring charge for the CDMA business in Mobile Phones.

•  EUR 8 million restructuring charge in Enterprise Solutions.

•  Both of these charges impacted operating profit.

•  The net impact of these special items on diluted EPS was negligible.

FIRST QUARTER 2007 HIGHLIGHTS

•  Estimated industry device volumes of 253 million units, down 13% sequentially and up 18% year on year.

•  Nokia device volumes of 91.1 million units, down 14% sequentially and up 21% year on year.

•  Nokia estimated device market share 36%, at the same level as Q4 2006 and up from 35% in Q1 2006.

•  Nokia device ASP of EUR 89, at the same level as Q4 2006.

•  Nokia gross margin of 33.1%, up sequentially from 32.4% in Q4 2006.

•  Nokia operating margin of 13.6%, up sequentially from 13.3% in Q4 2006, excluding special items.

•  Nokia diluted EPS of EUR 0.26 excluding special items.

•  Nokia operating cash flow of EUR 1.6 billion.

•  Multimedia and Enterprise Solutions net sales strong, up sequentially from Q4 2006.

•  Key products started shipping: Nokia 6300, Nokia N95 and Nokia E65.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“I’m encouraged by Nokia’s first quarter 2007 performance. Our profitability was strong, with both gross and operating margins up sequentially, excluding special items. We also saw good year on year device volume growth that led to an increase in our market share, further solidifying our number one position in the industry.

Our Multimedia business group achieved record net sales and operating margin in a seasonally challenging environment. Multimedia continues to lead in the convergence space, with close to eight million Nokia Nseries devices shipped during the quarter, including the ground-breaking Nokia N95 multimedia computer. Our Enterprise Solutions business group showed improved results, bolstered by sales of the new Nokia E65, and we are targeting break even for Enterprise Solutions in the second quarter 2007. Mobile Phones mid-range portfolio was strengthened by the Nokia 6300, which began initial shipments in the first quarter.

We’re excited that Nokia Siemens Networks started operations on April 1, 2007. We believe that this new company will have the scale, portfolio and innovation to assume a leading position in the communications infrastructure market.”

INDUSTRY AND NOKIA OUTLOOK FOR THE SECOND QUARTER AND FULL YEAR 2007

•  Nokia expects industry mobile device volumes in the second quarter 2007 to be slightly up sequentially.

•  We expect Nokia’s device market share in the second quarter 2007 to be approximately at the same level sequentially.

•  Nokia continues to expect industry mobile device volumes in 2007 to grow by up to 10% from the approximately 978 million units Nokia estimates for 2006.

•  Nokia continues to expect the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•  Nokia continues to target an increase in its market share in mobile devices in 2007.

•  Nokia continues to expect very slight market growth for the mobile and fixed infrastructure and related services market in euro terms in 2007.

Q1 2007 FINANCIAL HIGHLIGHTS

(Comparisons are given to the first quarter 2006 results, unless otherwise indicated.)

NOKIA GROUP

Nokia’s first quarter 2007 net sales increased 4% to EUR 9.9 billion, compared with EUR 9.5 billion in the first quarter 2006. At constant currency, group net sales would have increased 6%.

Nokia’s first quarter 2007 operating profit decreased 7% to EUR 1 272 million (including the negative impact of EUR 69 million in special items), compared with EUR 1 367 million in the first quarter 2006 (including the negative impact of EUR 22 million in special items). Nokia’s first quarter 2007 operating margin was 12.9% (14.4%) including the impact of the respective special items, and 13.6% (14.6%) excluding the special items.

Operating cash flow for the first quarter 2007 was EUR 1.6 billion, compared with EUR 1.0 billion for the first quarter 2006, and total combined cash and other liquid assets at March 31, 2007 were EUR 9.1 billion, compared with EUR 8.5 billion at December 31, 2006. At March 31, 2007, our net debt-equity ratio (gearing) was -72%, compared with -68% at December 31, 2006.

Mobile devices

In the first quarter 2007, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 91.1 million units, representing 21% year on year growth and a 14% sequential decrease. The overall industry volume for the same period reached an estimated 253 million units, representing 18% year on year growth and a 13% sequential decrease.

Converged device industry volumes increased to an estimated 23.5 million units, compared with an estimated 17 million units in the first quarter 2006. Nokia’s own converged device volumes rose to 11.8 million units, compared with 8.5 million units in the first quarter 2006. Nokia shipped close to eight million Nokia Nseries and more than one million Nokia Eseries devices during the first quarter 2007.

The following chart sets out Nokia’s mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA
(million units)	Q1 2007	Q1 2006	YoY Change (%)	Q4 2006	QoQ Change (%)
Europe	23.9	20.4	17.7	33.3	-28.3
Middle East & Africa	15.7	11.9	31.8	15.5	1.3
China	15.7	10.9	43.4	14.6	7.8
Asia-Pacific	23.7	16.4	44.7	23.7	0.3
North America	4.8	8.4	-42.5	5.9	-19.0
Latin America	7.3	7.1	2.4	12.5	-41.8
Total	91.1	75.1	21.4	105.5	-13.7

Based on our preliminary market estimate, Nokia’s market share for the first quarter 2007 was 36%, compared with 35% in the first quarter 2006 and 36% in the fourth quarter 2006. Nokia’s year on year market share increase was driven primarily by strong gains in Asia-Pacific and Europe that more than offset a significant market share decline in North America. Year on year market share was approximately at the same level in China, Latin America and Middle East & Africa. Sequentially, Nokia’s market share was approximately at the same level as in fourth quarter 2006, globally as well as in each geographic area. The sequential decline in first quarter industry volumes was similar to previous years, however we believe there has been an impact in the market from the excess inventory of certain of our competitors’ products.

Nokia’s average selling price in the first quarter 2007 was EUR 89, down from EUR 103 in the first quarter 2006 and at the same level as in the fourth quarter 2006. The lower year on year ASP in the first quarter 2007 was primarily the result of a significantly higher proportion of entry-level device sales, where the industry growth especially in the emerging markets has been strong and where Nokia’s share has been growing. In addition, certain ageing higher end products in our portfolio were viewed as less competitive in various markets. Sequentially, first quarter 2007 ASPs were impacted by a higher percentage of entry-level device sales. That sequential development was offset by strong sales of our higher ASP devices, particularly from the Multimedia business group.

Business Groups

Mobile Phones: First quarter 2007 net sales decreased 5% to EUR 5.6 billion, compared with EUR 5.9 billion in the first quarter 2006. Strong overall volume growth was not enough to offset a significant ASP decline year on year, driven primarily by a higher proportion of entry-level sales. Net sales decreased in all regions except Asia-Pacific. Net sales were down significantly in North America and to a lesser degree in Latin America, Middle East & Africa, Europe and China.

Mobile Phones reported operating profit in the first quarter 2007 decreased 14% to EUR 936 million, compared with EUR 1.1 billion in the first quarter 2006, with an operating margin of 16.8% (18.5%). Reported first quarter 2007 operating profit included total charges of EUR 35 million, of which EUR 25 million was related to the restructuring of a subsidiary company and EUR 10 million was mainly related to restructuring in Customer and Market Operations. First quarter 2006 reported operating profit included a EUR 14 million initial restructuring charge for the CDMA business. Operating profit for the first quarter 2007 excluding the charges was EUR 971 million, with an operating margin of 17.4% (18.7%). The decrease in operating profit for the first quarter 2007, excluding the special items, was primarily caused by lower sales of higher end, higher margin devices, and an increase in sales and marketing expenses, compared to the first quarter 2006.

Multimedia: First quarter 2007 net sales increased 28% to EUR 2.3 billion, compared with EUR 1.8 billion in the first quarter 2006. Net sales increased year on year in all regions except North America, where net sales continued at a low level. Multimedia net sales year on year growth was fastest in Latin America and China. Net sales growth was driven by high volumes of Nokia Nseries multimedia computers, especially the Nokia N73 and Nokia N70, combined with a stable ASP year on year.

Multimedia reported operating profit in the first quarter 2007 grew 31% to EUR 424 million, compared with EUR 323 million in the first quarter 2006, with an operating margin of 18.8% (18.4%). Reported first quarter 2007 operating profit in Multimedia included restructuring charges of EUR 3 million. Operating profit for the first quarter 2007 excluding these charges was EUR 427 million, with an operating margin of 19.0%. Operating profit growth in the first quarter 2007 was driven by strong net sales growth and effective operating cost control, compared to the first quarter 2006.

Enterprise Solutions: First quarter 2007 net sales increased 75% to EUR 326 million, compared with EUR 186 million in the first quarter 2006. Net sales increased year on year in all regions except North America and China, where net sales decreased. Enterprise Solutions net sales more than doubled year on year in Europe, Latin America and Asia-Pacific. Net sales were positively impacted by strong year on year volume growth of the Nokia Eseries.

In the first quarter 2007, Enterprise Solutions had a reported operating loss of EUR 38 million, compared with a reported operating loss of EUR 66 million in the first quarter 2006. The reported first quarter 2007 operating loss included restructuring charges of EUR 17 million. Excluding these charges, the operating loss for the first quarter 2007 was EUR 21 million. The reported first quarter 2006 operating loss included a EUR 8 million restructuring charge. The significantly improved operating performance for the first quarter 2007, excluding these charges, reflected strong net sales growth and effective operating cost control compared to the first quarter 2006.

Networks: First quarter 2007 net sales of EUR 1.7 billion was at the same level as the first quarter 2006. Net sales increased significantly in Middle East & Africa and to a lesser extent in Asia Pacific, China and Europe. Net sales declined significantly year on year in North America and to a lesser extent in Latin America.

Networks reported operating profit in the first quarter 2007 decreased 48% to EUR 78 million, compared with EUR 149 million in the first quarter 2006, with an operating margin of 4.6% (8.8%). Reported first quarter 2007 operating profit included a charge of EUR 12 million related to Nokia Siemens Networks incremental costs expensed during the quarter. Operating profit for the first quarter 2007 excluding these charges was EUR 90 million, with an operating margin of 5.3%. The decrease in operating profit in the first quarter 2007 was primarily caused by a greater proportion of sales from the emerging markets, a higher share of services sales, and continued pricing pressure in the industry.

Q1 2007 OPERATING HIGHLIGHTS

Mobile Phones

•  First shipments of the slim and stylish Nokia 6300.

•  Announcement of the Nokia 6110 Navigator, an HSDPA (High Speed Downlink Packet Access) device with GPS (Global Positioning System) and AGPS (Assisted Global Positioning System).

•  Announcement of the Nokia 6131 NFC phone, the world’s first fully integrated, commercial NFC (Near Field Communications) handset. It enables information sharing, service initiation, and payment and ticketing capability with a single tap of the device.

•  Expansion of Nokia’s music phone offering with the Nokia 5700 XpressMusic (a 3G converged device with a dedicated audio chip, iconic twist design, music player, 2 megapixel camera and video calling), and the Nokia 5070 (with integrated FM radio, a VGA camera, pre-installed java games and a built in web browser).

•  The enhancement of the popular L’Amour collection with the introduction of the Nokia 7373 Special Edition in two contemporary colors paired with signature Giambattista Valli phone accessories; and the first CDMA model in the L’Amour Collection, the Nokia 7088.

•  Introduction of the Nokia 3110 classic, a triband GSM phone in a robust and durable design with a 1.3 megapixel camera, music player with expandable memory, and an FM stereo radio.

Multimedia

•  Product launches included the Nokia N76, Nokia N93i, Nokia N77 and Nokia N800 multimedia computers, including features such as DVB-H for mobile TV, DVD like-quality video, music players and touch screen functionality.

•  First shipments of the Nokia N95, featuring connectivity over GPS, HSDPA and WLAN.

•  Nokia announced the availability of the smart2go mapping and navigation platform for the most popular mobile operating systems. The platform allows for mapping and routing in more than 150 countries and has support for full turn-by-turn satellite navigation in more than 30 countries.

•  Nokia announced new games, publishers and developers for its new N-Gage mobile gaming platform. These new developments will help to bring connected mobile gaming experiences to millions of Nokia mobile device owners worldwide starting in September 2007.

•  Nokia announced cooperation with YouTube that allows people to enjoy YouTube videos on the go via Nokia Nseries devices. Nokia also announced cooperation with Six Apart to make it easy for people to upload video and photos, and update their blogs directly from their compatible Nokia Nseries devices to the Vox blogging service.

Enterprise Solutions

•  Second generation Nokia Eseries products — Nokia E61i, Nokia E65 and Nokia E90 Communicator — were launched at the 3GSM World Congress in February.

•  The launch of Intellisync Mobile Suite 8.0, the first major update to the Intellisync platform since the Intellisync acquisition, with several major feature and performance enhancements including a powerful new email experience for S60 devices.

Networks

•  As announced during Q1 2007, Nokia Siemens Networks started operations on April 1, 2007. Nokia and Siemens also announced that they would increase their respective net asset contributions to Nokia Siemens Networks, with Siemens to contribute EUR 2.4 billion and Nokia to contribute EUR 1.7 billion. From April 1, 2007, the financial results of Nokia Siemens Networks will be consolidated to Nokia. Nokia is in the process of evaluating the net assets acquired and expects to finalize the purchase price allocation and to realize a gain on this transaction in the second quarter 2007.

•  At the 3GSM World Congress in Barcelona, Nokia Siemens Networks outlined its vision of 5 billion people connected and ‘always on’ by 2015, and unveiled a proposed product portfolio plan that will play a key role in helping customers meet the needs of these billions of future subscribers.

•  Nokia and Siemens Networks and NEC Corporation announced they had signed a Memorandum of Understanding for co-operation in the area of WCDMA radio networks. Nokia said that it will expand its 3G radio access multi-operator solution to enable the sharing of a radio access network between as many as four operators.

•  Nokia won a deal with U.S. Sprint Nextel to become a key infrastructure and consumer electronic device provider for the operator’s 4G WiMAX next generation mobility network. Nokia was later awarded the four Texas markets of Dallas, Fort Worth, San Antonio and Austin for the initial build-out of Sprint Nextel’s mobile WiMAX network.

•  Nokia’s won services deals in the quarter include network expansion and managed services extension contracts from Telenor Pakistan and 3GIS Sweden, and a WCDMA and GSM managed services contract from T-Mobile in the Netherlands. Nokia also said it would provide hosted mobile email to Wind in Italy.

•  Nokia announced contracts with four new customers in the quarter, winning a 3G network deal with Romania’s RCS & RDS; a GSM/EDGE network and managed services contract with new Slovenian operator Tusmobil; a GSM and GPRS network deal with Telefónica Móviles Panamá; and a core network deal with television broadcaster Cyfrowy Polsat, which is entering the Polish telecom market as an MVNO.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at: http://www.nokia.com/press.

NOKIA IN THE FIRST QUARTER 2007

(International Financial Reporting Standards (IFRS) comparisons given to the first quarter 2006 results, unless otherwise indicated.)

Nokia’s net sales increased 4% to EUR 9 856 million (EUR 9 507 million). Net sales of Mobile Phones decreased by 5% to EUR 5 583 million (EUR 5 869 million). Net sales of Multimedia increased by 28% to EUR 2 252 million (EUR 1 758 million). Net sales of Enterprise Solutions increased by 75% to EUR 326 million (EUR 186 million). Net sales of Networks remained at the same level, EUR 1 697 million (EUR 1 699 million).

Operating profit decreased by 7% to EUR 1 272 million (EUR 1 367 million), representing an operating margin of 12.9% (14.4%). Operating profit in Mobile Phones decreased 14% to EUR 936 million (EUR 1 085 million), representing an operating margin of 16.8% (18.5%). Operating profit in Multimedia increased by 31% to EUR 424 million (EUR 323 million), representing an operating margin of 18.8% (18.4%). Enterprise Solutions reported an operating loss of EUR 38 million (operating loss of EUR 66 million). Operating profit in Networks decreased 48% to EUR 78 million (EUR 149 million), representing an operating margin of 4.6% (8.8%). Common Group expenses totaled EUR 128 million (EUR 124 million).

Financial income was EUR 48 million (EUR 74 million). Profit before tax and minority interests was EUR 1 325 million (EUR 1 445 million). Net profit totaled EUR 979 million (EUR 1 048 million). Earnings per share was EUR 0.25 (basic) and EUR 0.25 (diluted), compared to EUR 0.25 (basic) and EUR 0.25 (diluted) in the first quarter 2006.

PERSONNEL

The average number of employees from January to March 2007 was 68 418. At March 31, 2007, Nokia employed a total of 68 321 people (68 483 people at December 31, 2006).

SHARES AND SHARE CAPITAL

On March 31, 2007, Nokia and its subsidiary companies owned 174 417 543 Nokia shares. The shares had an aggregate par value of EUR 10 465 052.58, representing approximately 4.3% of all the shares of the company and of the total voting rights. The total number of shares on March 31, 2007 was 4 095 042 619 and the share capital was EUR 245 702 557.14. Nokia announced on March 29, 2007 that it had decided to cancel 169 500 000 Nokia shares held by the company. The cancellation was effected on April 4, 2007, reducing the total number of shares correspondingly.

Q1 2007 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 583	2 252	326	1 697		-2	9 856
Gross profit	1 683	841	145	584	9		3 262
Gross margin,%	30.1	37.3	44.5	34.4			33.1

Research and development expenses	-282	-221	-67	-284	-71		-925
% of net sales	5.1	9.8	20.6	16.7			9.4

Selling and marketing expenses	-402	-173	-74	-131	-9		-789
% of net sales	7.2	7.7	22.7	7.7			8.0

Administrative and general expenses	-21	-13	-24	-74	-41		-173
% of net sales	0.4	0.6	7.4	4.4			1.8

Other operating income and expenses	-42	-10	-18	-17	-16		-103

Operating profit	936	424	-38	78	-128		1 272
Operating margin,%	16.8	18.8	-11.7	4.6			12.9

Q1 2006 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Eliminations	Group

Net sales	5 869	1 758	186	1 699		-5	9 507
Gross profit	1 809	703	86	620	6		3 224
Gross margin,%	30.8	40.0	46.2	36.5			33.9

Research and development expenses	-304	-215	-76	-285	-66		-946
% of net sales	5.2	12.2	40.9	16.8			10.0

Selling and marketing expenses	-362	-147	-53	-121	-5		-688
% of net sales	6.2	8.4	28.5	7.1			7.2

Administrative and general expenses	-19	-10	-18	-57	-61		-165
% of net sales	0.3	0.6	9.7	3.4			1.7

Other operating income and expenses	-39	-8	-5	-8	2		-58

Operating profit	1 085	323	-66	149	-124		1 367
Operating margin,%	18.5	18.4	-35.5	8.8			14.4

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	1-3/2007	Y-o-Y change, %	1-3/2006	1-12/2006

Europe	3 669	8	3 393	15 587
Middle-East & Africa	1 414	10	1 290	5 277
China	1 429	13	1 261	5 361
Asia-Pacific	2 228	17	1 902	8 361
North America	447	-52	934	2 970
Latin America	669	-8	727	3 565

Total	9 856	4	9 507	41 121

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.07	Y-o-Y change, %	31.03.06	Q-o-Q change, %	31.12.2006

Europe	39 491	5	37 546		39 306
Middle-East & Africa	1 073	133	461	5	1 021
China	7 577	18	6 395	2	7 452
Asia-Pacific	9 683	51	6 392	-2	9 868
North America	5 234	-19	6 432	-6	5 574
Latin America	5 263	-5	5 537		5 262

Total	68 321	9	62 763		68 483

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(unaudited)

	1-3/2007	1-3/2006	1-12/2006

Net sales	9 856	9 507	41 121
Cost of sales	-6 594	-6 283	-27 742

Gross profit	3 262	3 224	13 379
Research and development expenses	-925	-946	-3 897
Selling and marketing expenses	-789	-688	-3 314
Administrative and general expenses	-173	-165	-666
Other income	53	52	522
Other expenses	-156	-110	-536

Operating profit	1 272	1 367	5 488
Share of results of associated companies	5	4	28
Financial income and expenses	48	74	207

Profit before tax	1 325	1 445	5 723
Tax	-337	-381	-1 357

Profit before minority interests	988	1 064	4 366
Minority interests	-9	-16	-60

Profit attributable to equity holders of the parent	979	1 048	4 306

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.25	0.25	1.06
Diluted	0.25	0.25	1.05

Average number of shares (1 000 shares)
Basic	3 949 539	4 150 295	4 062 833
Diluted	3 978 525	4 162 182	4 086 529

Depreciation and amortization, total	173	189	712

Share-based compensation expense, total	48	29	192

CONSOLIDATED BALANCE SHEET, IFRS, EUR million
(unaudited)

	31.03.2007	31.03.2006	31.12.2006
ASSETS
Non-current assets
Capitalized development costs	263	259	251
Goodwill	527	411	532
Other intangible assets	287	267	298
Property, plant and equipment	1 583	1 602	1 602
Investments in associated companies	231	194	224
Available-for-sale investments	269	272	288
Deferred tax assets	807	828	809
Long-term loans receivable	18	7	19
Other non-current assets	8	6	8
	3 993	3 846	4 031
Current assets
Inventories	1 577	1 738	1 554
Accounts receivable	5 781	5 279	5 888
Prepaid expenses and accrued income	2 284	2 211	2 496
Other financial assets	110	123	111
Available-for-sale investments, liquid assets	6 110	6 117	5 012
Available-for-sale investments, cash equivalents	1 650	1 272	2 046
Bank and cash	1 325	1 646	1 479
	18 837	18 386	18 586
Total assets	22 830	22 232	22 617

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	266	246
Share issue premium	2 766	2 510	2 707
Treasury shares	-2 818	-4 995	-2 060
Translation differences	-70	33	-34
Fair value and other reserves	17	-106	-14
Retained earnings 1)	12 113	12 859	11 123
	12 254	10 567	11 968
Minority interests	66	217	92
Total equity	12 320	10 784	12 060

Non-current liabilities
Long-term interest-bearing liabilities	70	22	69
Deferred tax liabilities	205	163	205
Other long-term liabilities	122	99	122
	397	284	396
Current liabilities
Short-term borrowing	103	322	247
Accounts payable	3 818	3 643	3 732
Accrued expenses 1)	3 766	4 719	3 796
Provisions	2 426	2 480	2 386
	10 113	11 164	10 161
Total shareholders’ equity and liabilities	22 830	22 232	22 617
Interest-bearing liabilities	173	344	316
Shareholders’ equity per share, EUR	3.13	2.58	3.02
Number of shares (1 000 shares) 2)	3 920 625	4 087 981	3 965 730

1)     Dividends to Nokia shareholders, EUR 1 512 million in 2006, were booked as a liability at the end of the first quarter. Cash flow impact was shown in the second quarter 2006.

2)     Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million
(unaudited)

	1-3/2007	1-3/2006	1-12/2006
Cash flow from operating activities
Profit attributable to equity holders of the parent	979	1 048	4 306
Adjustments, total	521	533	1 857
Profit attributable to equity holders of the parent before change in net working capital	1 500	1 581	6 163
Change in net working capital	367	-281	-793
Cash generated from operations	1 867	1 300	5 370
Interest received	74	48	235
Interest paid	-16	-4	-18
Other financial income and expenses, net received	-36	36	54
Income taxes paid	-248	-413	-1 163
Net cash from operating activities	1 641	967	4 478

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	-315	-517
Purchase of current available-for-sale investments, liquid assets	-1 731	-973	-3 219
Purchase of non-current available-for-sale investments	-7	-25	-88
Purchase of shares in associated companies	-5	-6	-15
Additions to capitalized development costs	-38	-34	-127
Long-term loans made to customers	—	—	-11
Proceeds from repayment and sale of long-term loans receivable	—	56	56
Recovery of impaired long-term loans made to customers	—	—	276
Proceeds from (+), payment of (-) other long-term loans receivable	1	—	-3
Proceeds from (+), payment of (-) short-term loans receivable	-23	75	199
Capital expenditures	-123	-149	-650
Proceeds from disposal of shares in associated companies	—	—	1
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	618	1 685	5 058
Proceeds from sale of non-current available-for-sale investments	12	—	17
Proceeds from sale of fixed assets	19	7	29
Net cash from investing activities	-1 277	321	1 006

Cash flow from financing activities
Proceeds from stock option exercises	—	6	46
Purchase of treasury shares	-758	-1 379	-3 371
Proceeds from long-term borrowings	—	2	56
Repayment of long-term borrowings	—	—	-7
Proceeds from (+), payment of (-) short-term borrowings	-114	-51	-137
Dividends paid	-37	—	-1 553
Net cash used in financing activities	-909	-1 422	-4 966

Foreign exchange adjustment	-5	-6	-51
Net increase (+)/decrease (-) in cash and cash equivalents	-550	-140	467
Cash and cash equivalents at beginning of period	3 525	3 058	3 058
Cash and cash equivalents at end of period	2 975	2 918	3 525

NB:  The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million
(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2005	266	2 458	-3 616	69	-176	13 308	12 309	205	12 514
Tax benefit on stock options exercised		17					17		17
Translation differences				-34			-34		-34
Net investment hedge losses				-2			-2		-2
Cash flow hedges, net of tax					86		86		86
Available-for-sale investments, net of tax					-16		-16		-16
Other increase, net						15	15	-2	13
Profit						1 048	1 048	16	1 064
Total recognized income and expense	—	17	—	-36	70	1 063	1 114	14	1 128
Stock options exercised		6					6		6
Share-based compensation		29					29		29
Acquisition of treasury shares			-1 380				-1 380		-1 380
Reissuance of treasury shares			1				1		1
Dividend						-1 512	-1 512	-2	-1 514

Total other equity movements	—	35	-1 379	—	—	-1 512	-2 856	-2	-2 858
Balance at March 31, 2006	266	2 510	-4 995	33	-106	12 859	10 567	217	10 784

Balance at December 31, 2006	246	2 707	-2 060	-34	-14	11 123	11 968	92	12 060
Tax benefit on stock options exercised		-1					-1		-1
Excess tax benefit on share-based compensation		15					15		15
Translation differences				-52			-52	—	-52
Net investment hedge losses, net of tax				16			16		16
Cash flow hedges, net of tax					20		20		20
Available-for-sale investments, net of tax					11		11		11
Other increase, net						11	11	2	13
Profit						979	979	9	988
Total recognized income and expense	—	14	—	-36	31	990	999	11	1 010
Stock options exercised related acquisitions		-1					-1		-1
Share-based compensation		46					46		46
Acquisition of treasury shares			-760				-760		-760
Reissuance of treasury shares			2				2		2
Dividend						—	—	-37	-37

Total of other equity movements	—	45	-758	—	—	—	-713	-37	-750
Balance at March 31, 2007	246	2 766	-2 818	-70	17	12 113	12 254	66	12 320

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.07	31.03.06	31.12.2006

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	27	28	27

Contingent liabilities on behalf of Group companies
Other guarantees	341	308	358

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	28	—	23
Other guarantees	2	2	2

Leasing obligations	614	635	665

Financing commitments
Customer finance commitments	161	13	164
Venture fund commitments	266	224	208

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)

(unaudited)

	31.03.07	31.03.06	31.12.2006

Foreign exchange forward contracts 2)	30 702	34 950	29 859
Currency options bought 2)	896	400	404
Currency options sold 2)	234	163	193
Interest rate swaps and futures	—	4 400	—
Cash settled equity options 3)	44	150	45

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.331 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — April 19, 2007

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

- Nokia plans to report its Q2 and Q3 2007 results on August 2 and October 18, 2007 respectively.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel